APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

The Way Group Mill Creek LLC

Financial Statements and Report

October 31, 2022

Table of Contents

Independent Accountant's Review Report 2

Balance Sheet 4

Statement of Income 5

Statement of Member's Equity 6

Statement of Cash Flows 7

Notes to the Financial Statements 8



Independent Accountant's Review Report

Ivo Schilbach
The Way Group Mill Creek LLC

We have reviewed the accompanying financial statements of The Way Group Mill Creek LLC (the LLC), which comprise the balance sheet as of October 31, 2022, and the related statements of income, member's equity, and cash flows for the period then ended (since inception on June 2, 2022) and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of The Way Group Mill Creek LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



_____
Philip Debaugh, CPA

OWINGS MILLS, MD
November 30, 2022

The Way Group Mill Creek LLC

Balance Sheet

As of October 31, 2022 (Unaudited)

	Note		
Assets			
Current Assets			
Cash and cash equivalents	1.f	$	137,085
Prepaid rent	2		81,125
Total Current Assets			218,210
Noncurrent Assets			
Property, plant, and equipment	3		24,437
Security deposits	4		19,774
Total Noncurrent Assets			44,211
Total Assets			262,421
Liabilities & Member's Equity			
Liabilities			
Noncurrent Liabilities			
Debt, noncurrent			
Related party debt, noncurrent	5		242,959
Total Noncurrent Liabilities			242,959
Total Liabilities			242,959
Member's Equity	6		
Members' capital			30,000
Retained Earnings (Accumulated Deficit)			(10,538)
Total Member's Equity			19,462
Total Liabilities & Member's Equity		$	262,421

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

The Way Group Mill Creek LLC

Statement of Income (Unaudited)

For the period (since inception on June 2, 2022) ended October 31, 2022

	Note	2022
Operating Expenses		
Legal and other professional fees and services		$ 8,177
Taxes other than income taxes		770
Utilities		566
Communications and information technology		500
Insurance		335
Office supplies		153
Other operating (income) expense		37
Total Operating Expenses		10,538
Net Income (Loss)		$ (10,538)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

The Way Group Mill Creek LLC
Statement of Member's Equity (Unaudited)
For the period (since inception on June 2, 2022) ended October 31, 2022

	Members' capital		Retained Earnings (Accumulated Deficit)		Total Member's Equity
Balance at June 2, 2022	-		-		-
Net income (loss)	$ -	$	(10,538)	$	(10,538)
Issuance of Members' Units	30,000		-		30,000
Balance at October 31, 2022	$ 30,000	$	(10,538)	$	19,462

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

The Way Group Mill Creek LLC

Statement of Cash Flows (Unaudited)

For the period (since inception on June 2, 2022) ended October 31, 2022

Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$	(10,538)
(Increase) decrease in operating assets, net of effects of businesses acquired		
Prepaid expenses		(81,125)
Security deposits		(19,774)
Net Cash Provided by (Used in) Operating Activities		(111,437)
Cash Flows from Investing Activities		
Purchase of property, plant, and equipment		(24,437)
Cash Flows from Financing Activities		
Proceeds from issuance of related party debt		242,959
Member capital contributions		30,000
Net Cash Provided by (Used in) Financing Activities		272,959
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		137,085
Cash, cash equivalents, and restricted cash at inception		-
Cash, Cash Equivalents, and Restricted Cash at End of Year	$	137,085

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

The Way Group Mill Creek LLC
Notes to the Financial Statements
For the period ended October 31, 2022

1. Summary of significant accounting policies

a. Nature of operations

The Way Group Mill Creek LLC (the Company) is the third unit of the Tapped Public House brand serving pacific northwest inspired dishes, local craft beers and other libations in a comfortable, guest-friendly environment. Camano Island is the home of The first Tapped Public House and the second is in Mukilteo. Our short-term plan is to expand the concept to five units in the local area with Lake Stevens and Everett being the next targeted locations.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The financial statements cover the period from inception on June 2, 2022 through October 31, 2022.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

The Way Group Mill Creek LLC
Notes to the Financial Statements
For the period ended October 31, 2022

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Leases

In February 2016, the FASB issued ASU 2016-02, Leases ("ASU 2016-02"), which is codified in ASC 842, Leases ("ASC 842") and supersedes current lease guidance in ASC 840, Leases. ASC 842 requires a lessee to recognize a right-of-use asset and a corresponding lease liability for substantially all leases. The lease liability will be equal to the present value of the remaining lease payments while the right-of-use asset will be similarly calculated and then adjusted for initial direct costs. In addition, ASC 842 expands the disclosure requirements to increase the transparency and comparability of the amount, timing and uncertainty of cash flows arising from leases. In July 2018, the FASB issued ASU 2018-11, Leases ASC 842: Targeted Improvements, which allows entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The new standard is effective for emerging growth companies that have elected to use private company adoption dates for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

The Company is currently considering the effects of implementing ASC 842. Leases have been presented under ASC 840 as of these interim reporting statements.

f. Cash and cash equivalents

Cash and cash equivalents includes deposits held at financial institutions in business checking accounts.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

The Way Group Mill Creek LLC
Notes to the Financial Statements
For the period ended October 31, 2022

g. Concentrations of credit risk

The Company maintains its cash with major financial institutions, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

h. Leasehold improvements

Leasehold improvements are recorded as components of property, plant and equipment. The cost of leasehold improvements is charged to earnings using the straight-line method over the shorter of (i) the remaining lease term or (ii) the estimated useful lives of the improvements. The Company considers renewal terms that are deemed reasonably assured when estimating remaining lease terms.

i. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

j. Prepaid expenses

Customer deposits consist of payments received in advance from customers, deposits on credit sales for undelivered merchandise and cash collections on sales of undelivered merchandise.

k. Comprehensive income

The Company does not have any comprehensive income items other than net income.

2. Prepaid expenses

Prepaid expenses consist of the following:

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

The Way Group Mill Creek LLC
Notes to the Financial Statements
For the period ended October 31, 2022

		2022
Prepaid rent	$	18,619
Prepaid kitchen equipment		62,506
Total	$	81,125

3. Property, plant, and equipment

The historical costs of the Company's property, plant and equipment and related accumulated depreciation balances at October 31, 2022 were as follows:

Machinery and equipment	$	1,863
Leasehold improvements		22,574
Total Cost		24,437
Total Accumulated Depreciation		-
Property, plant and equipment, net	$	24,437

As the Company has not placed any assets in service there has been no depreciation as of October 31, 2022.

4. Leases

The Company leased approximately 5,196 square feet of commercial space located in Mill Creek, Washington with rent payments beginning on April 1, 2023. The lease is for a term of 10 years with two extension options of 5 years each. Annual payments for base rent under the lease are as follows:

2023	$	136,395
2024		185,952
2025		191,530
2026		197,276
2027		203,195
Subsequent		1,111,152
Total	$	2,025,500

5. Related party transactions

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

The Way Group Mill Creek LLC
Notes to the Financial Statements
For the period ended October 31, 2022

The Company has common ownership with the holding companies of the other two units and management is using the balance sheet capacity and current cash flow from the other units to assist with funding of the third unit. In addition, one member has loaned the Company additional funds to assist with liquidity needs related to the build-out. These loans are recorded on our balance sheet as noncurrent related party debt. These loans will accrue interest at 5% annually and mature with a 5-year balloon payment due October 31, 2027.

6. Members' equity

Currently, 30,000 membership units are outstanding and each partner owns 10,000 units. It is possible that additional equity units could be issued in the future, or the current equity units could be split to allow for additional equity partners or a future equity raise.

7. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

8. Subsequent events

Management evaluated all activity of the Company through November 30, 2022 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.